UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

WisdomTree, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

97717P104

(CUSIP Number)

GRAHAM TUCKWELL

ETFS CAPITAL LIMITED

Ordnance House, 31 Pier Road

St. Helier, Jersey JE2 4XW

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

ETFS Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2% (2)
14	TYPE OF REPORTING PERSON

OO

(1) Excludes Shares (as defined in Item 1 of the Schedule 13D) issuable upon conversion of 14,750 shares of Series A Preferred Stock (as defined in Item 3 of the Schedule 13D).

(2) Based upon 149,263,168 Shares outstanding, as of May 4, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2023.

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CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

GRAHAM TUCKWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Excludes Shares issuable upon conversion of 14,750 shares of Series A Preferred Stock.

(2) Based upon 149,263,168 Shares outstanding, as of May 4, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2023.

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CUSIP No. 97717P104

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No.7 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 10, 2023, ETFS issued a press release (the “Press Release”) highlighting the role it played in helping to unlock value for its fellow stockholders by entering into an agreement with the Issuer to cancel the Issuer’s obligations with regard to its Contractual Gold Payments (as defined and described below) at a $65 million discount to the $200 million value assigned to these payments by the Issuer. In the Press Release, ETFS also stated that the one-time impact of settling the Contractual Gold Payments was no substitute for the Board’s apparent failure to implement operational improvements to achieve revenue and margin growth. Further, ETFS provided in the Press Release that it strongly believes the Issuer’s Board needs real change and nominees who will bring ETF expertise, management oversight and fresh perspective and urged the Issuer’s stockholders to vote for the election of all three of ETFS’ director nominees to the Issuer’s Board.

The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SPA Agreement and Contractual Gold Payments

In April 2018, WisdomTree International Holdings Ltd (“WTHL”), a subsidiary of the Issuer, acquired the European exchange-traded commodity, currency and leveraged-and-inverse business of ETFS through the acquisition of Electra Target HoldCo Limited (“ETH”) and its subsidiaries (the “2018 Acquisition”). In connection with the 2018 Acquisition, WTHL, ETH and ETFS entered into an agreement pursuant to which ETH agreed to make fixed payments to ETFS of physical gold bullion equating to 9,500 ounces of gold per year through March 31, 2058, which would then be reduced to 6,333 ounces of gold per year continuing into perpetuity (the “Contractual Gold Payments”), in order to enable ETFS to continue to meet its payment obligations under prior royalty agreements (the “historical royalty agreements”) that ETFS had with the World Gold Council (“WGC”), Gold Bullion Holdings (Jersey) Limited, a subsidiary of WGC (“GBH”), Mr. Tuckwell, and Rodber Investments Limited (“RIL”), an entity controlled by Mr. Tuckwell, who is also the Chairman of ETFS. ETH made the Contractual Gold Payments to ETFS, which then continued to pass through the payments to the other parties pursuant to the historical royalty agreements.

As referenced above, on May 10, 2023, the Issuer entered into and closed on a Sale, Purchase and Assignment Deed relating to the Contractual Gold Payments with WTHL, ETH, ETFS, WGC, GBH, Mr. Tuckwell and RIL (the “SPA Agreement”) to extinguish the Company’s obligations relating to the Contractual Gold Payments (the “Transaction”). Pursuant to the SPA Agreement, the Company issued 13,087 shares of Series C Non-Voting Convertible Preferred Stock, $0.01 par value per share (the “Series C Preferred Shares”), which are convertible into 13,087,000 Shares to GBH, and paid an aggregate of approximately $50 million. The consideration paid pursuant to the SPA Agreement resulted in GBH receiving approximately $4.4 million in cash and the Series C Preferred Shares, and RIL receiving approximately $45.6 million in cash.

The SPA Agreement contains certain representations and warranties, covenants and conditions customary for similar transactions.

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CUSIP No. 97717P104

The foregoing description of the SPA Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA Agreement, which is attached hereto as Exhibit 99.2 and is incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 10, 2023, the Reporting Persons entered into the SPA Agreement, as defined and described in Item 4 above. The SPA Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated May 10, 2023.
99.2	SPA Agreement, dated May 10, 2023 (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 10, 2023).

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CUSIP No. 97717P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2023

ETFS Capital Limited

By:	/s/ Graham Tuckwell
	Name:	Graham Tuckwell
	Title:	Chairman

/s/ Graham Tuckwell
Graham Tuckwell

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